LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

November 25, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       MEMC Electronic Materials, Inc.

File No. 333-163332

Withdrawal of Registration Statement on Form S-3

Ladies and Gentleman:

On behalf of MEMC Electronic Materials, Inc. this filing is hereby made to withdraw the S-3 filing made on November 25, 2009 (Accession Number  0000950138-09-000782). The reason for this withdrawal is to file the S-3 as an S-3ASR filing.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact the undersigned at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle